Exhibit 99.1

SuperX Announces $20 Million Share Repurchase Program Authorization

SINGAPORE, November 26, 2025 — SuperX AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”) today announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to $20 million of its ordinary shares over the next one year. This move underscores confidence in the Company’s strategic direction and the significant market opportunities in global AI infrastructure.

This authorization reflects the Company’s deep confidence in SuperX’s long-term growth and business model, and the Company believes its current valuation does not fully reflect the Company’s value and its growth potential. This program allows the Company to strategically deploy capital and enhance long-term shareholder value while maintaining the balance sheet strength needed for rapid expansion.

Repurchases may be made from time to time on the open market or through privately negotiated transactions in compliance with applicable securities laws, including the safe harbor provisions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934 or pursuant to Rule 10b5-1 trading plans. The timing, price, and volume of repurchases will depend on several factors, including market conditions, liquidity, and applicable regulatory requirements. The program does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or discontinued at any time.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact Information

Product Inquiries: sales@superx.sg

Investor Relation: ir@superx.sg

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